UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 000-52099
CUSIP NUMBER:

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Yadkin Valley Financial Corporation
Full Name of Registrant

209 North Bridge Street
Address of Principal Executive Office (Street and Number)

Elkin, North Carolina 28621
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F. 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Submission of the Company’s financial statements for the quarter ended June 30, 2009 is delayed due to additional time to collect, analyze, and report data from the holding company and bank subsidiaries.  The evaluations and calculations related the Company's acquisition of American Community Bancshares, Inc. required additional time and resources to complete and be reviewed by the auditors.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Edwin E. Laws	(336)	536-6300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a net loss available for common shareholders for the three months ended June 30, 2009 in the range of $5.5 to $7.5 million as compared to a net loss of $4.6 million in the first quarter of 2009 and net income of $1.7 million for the quarter ended June 30, 2008.  The change is attributable to an increase in the provision for loan losses as well as one-time merger-related expenses of $2.2 million and a one-time FDIC assessment of $1.8 million.  Loan loss provision expense totaled $16.6 million and $1.7 million for the quarters ended June 30, 2009 and 2008, respectively.  The provision was recorded to reflect the allowance for loan losses as determined by the model that is applied to the loan portfolio as of the end of each quarter.  Partially offsetting these items was a $4.1 million one-time addition to net interest income due to adjustments to assets and liabilities to their fair market values as part of purchase accounting treatment relating to the merger with American Community Bancshares, Inc. and a $2.3 million increase in non-interest income.

Management is still in the process of finalizing the purchase accounting related American Community merger and is therefore estimating the results of operations for the three months ended June 30, 2009.

Special Cautionary Notice Regarding Forward-Looking Statements

This filing, including information included or incorporated by reference in this filing, contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to the financial condition, results of operations, plans, objectives, future performance, and business of the Company. Forward-looking statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those anticipated in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words “may,” “would,” “could,” “should,” “will,” “expect,” “anticipate,” “predict,” “project,” “potential,” “continue,” “assume,” “believe,” “intend,” “plan,” “forecast,” “goal,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements.  Potential risks and uncertainties that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to the following:

• the rates of historical loan growth;

• the amount of our real estate-based loans, and the weakness in the commercial real estate market;

• increased funding costs due to market illiquidity, increased competition for funding or regulatory requirements;

• adequacy of the level of our allowance for loan losses;

• reduced earnings due to higher credit losses because our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral;

• the rate of delinquencies and amounts of charge-offs;

• significant increases in competitive pressure in the banking and financial services industries;

• changes in the interest rate environment which could reduce anticipated or actual margins;

• construction delays and cost overruns related to the expansion of our branch network;

• changes in political conditions or the legislative or regulatory environment;

• general economic conditions, either nationally or regionally and especially in our primary service areas, becoming less favorable than expected resulting in, among other things, a deterioration in credit  quality;

• changes occurring in business conditions and inflation;

• changes in technology;

• changes in deposit flows;

• changes in monetary and tax policies;

• changes in accounting principles, policies or guidelines;

• our ability to maintain effective internal control over financial reporting;

• adverse changes in asset quality and resulting credit risk-related losses and expenses;

• loss of consumer confidence and economic disruptions resulting from terrorist activities or other military actions;

• changes in the securities markets;

• reduced earnings from not realizing the expected benefits of the acquisition of American Community or from unexpected difficulties integrating the acquisition;

• whether there will be changes or adjustments from the financial data included in this filing to the financial data in our Quarterly Report on Form 10-Q filing; and

• other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee you that these expectations will be achieved. We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

These risks are exacerbated by the recent developments in national and international financial markets, and we are unable to predict what effect these uncertain market conditions will have on us.  During 2008 and thus far in 2009, the capital and credit markets have experienced extended volatility and disruption.  In the last 150 days, the volatility and disruption have reached unprecedented levels.  There can be no assurance that these unprecedented recent developments will not continue to materially and adversely affect our business, financial condition and results of operations.

Yadkin Valley Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 11, 2009	By:	/s/ Edwin E. Laws
Edwin E. Laws
Chief Financial Officer